Exhibit 99.1

RRsat Global Communications Network Ltd.

Reem, Israel
November 16, 2009

        An Extraordinary General Meeting of Shareholders of RRsat Global Communications Network Ltd. is scheduled to take place on January 21, 2010 or such other date as may be determined by our board of directors.

        We will distribute to all shareholders of record a notice and proxy statement, which will include the full version of the proposed resolutions, as we approach the date of the extraordinary general meeting. One of the items on the agenda for the extraordinary general meeting will be the reelection of our current “outside directors”, David Assia and Vered Levy-Ron, to our board of directors, as required by the Israeli Companies Law, 5759-1999. If you would like our board of directors to consider a nominee for election as “outside director” to our board of directors, please send your proposal to the company’s attention at D.N. Shikmim, Reem 79813, Israel, no later than December 2, 2009.

By Order of the Board of Directors,

GILAD RAMOT
Chairman of the Board of Directors